Mail Stop 3561

April 13, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Hugh Redd
Chief Financial Officer
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042

      Re: General Dynamics Corporation
                Form 10-K for the year ended December 31, 2009
                Filed February 19, 2010
                File No. 001-03671

Dear Mr. Redd:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Linda Cvrkel
                Branch Chief

Via Facsimile
(703) 876-3264